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                               One IP Voice, Inc.
                             22 Prestige Park Circle
                             East Hartford, CT 06108

                                 August 22, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:   ONE IP VOICE, INC.
      FORM S-1/A (AMENDMENT NO. 1 TO FORM S-1 REGISTRATION STATEMENT) REGISTRATION NUMBER 333-135046
      APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, One IP Voice, Inc. (the "Registrant") hereby requests the withdrawal of the above-referenced Form S-1/A (Amendment No.1 to Form S-1 Registration Statement) filed with the Securities and Exchange Commission on August 17, 2006.

      The Registrant seeks this withdrawal, as it appears that the amendment is not the appropriate form to be filed with the SEC. Accordingly, the Registrant requests the Commission grant the withdrawal of the Amendment No.1 to Form S-1 Registration Statement effective immediately.

      If you have any questions regarding the foregoing application for withdrawal, please contact Henry E. Knoblock, III, Esquire or Dongsup S. Kim, Esquire of Gesmer Updegrove LLP at (617) 350-6800.

                                       Sincerely,
                                       ONE IP VOICE, INC.

                                       By: /s/ Robert G. LaVigne
                                           ---------------------
                                       Name: Robert G LaVigne
                                       Title: Chief Financial Officer